June 3, 2022

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal
First Trust Exchange-Traded Fund II
Registration on Form N-1A
Post-Effective Amendment No. 169
(Registration Statement File Nos. 333-143964, 811-21944)

Ladies and Gentleman:

On behalf of the First Trust Nasdaq International Cloud Computing ETF (the “Fund”), a series of First Trust Exchange-Traded Fund II (the “Trust”), the Trust hereby requests the withdrawal of the above-mentioned Post-Effective Amendment to the Trust’s Registration Statement pursuant to Rule 477 of Regulation C under the Securities Act of 1933, as amended (the “1933 Act”). Post-Effective Amendment No. 169 was originally filed with the Securities and Exchange Commission on December 2, 2021. The Trust no longer intends to seek effectiveness of the Fund and no securities have been sold pursuant to Post-Effective Amendment No. 169 to the Trust’s Registration Statement.

Sincerely,

FIRST TRUST EXCHANGE-TRADED FUND II

By: /s/ James M. Dykas

James M. Dykas,

President and Chief Executive Officer